SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number: 0-14354

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Somerset Financial Services, LLC A Subsidiary of First Indiana Corporation Profit Sharing and 401(k) Savings Plan 3925 River Crossing Parkway Indianapolis, Indiana 46240

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Indiana Corporation 135 North Pennsylvania Street Indianapolis, Indiana 46204

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(K) SAVINGS PLAN

Financial Statements with
Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(K) SAVINGS PLAN

[KPMG logo]

Independent Auditors' Report

The Employee Benefits Committee
Somerset Financial Services, a Subsidiary of First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Somerset Financial Services, a subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits of the Somerset Financial Services, a subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended were audited by other auditors whose report dated June 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Somerset Financial Services, a subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule of Non-exempt Transactions, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

/s/ KPMG LLP

Indianapolis, Indiana
May 16, 2003

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets held by Trustee:
Cash and cash equivalents	$284,253	$2,788,968
Investments, at market value:
Mutual funds	2,679,713	57,792
Bonds	–	26,406
Common stock of First Indiana Corporation	85,002	–
Common stocks	270,779	477,770
Participant loan	5,646	–

Contributions receivable:
Participants	–	26,475
Employer	197,479	171,505

Net assets available for plan benefits	$3,522,872	$3,548,916

See accompanying notes to financial statements.

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Net assets available for plan benefits at beginning of year	$3,548,916	$3,808,474

Additions:
Participant contributions	542,911	407,852
Employer contributions	283,913	229,544
Interest and dividend income	17,645	130,993
Net depreciation in market value of investments	(764,551)	(360,615)

	79,918	407,774

Deductions:
Benefits paid to participants	105,962	667,332

Decrease in net assets available for benefits	(26,044)	(259,558)

Net assets available for plan benefits at end of year	$3,522,872	$3,548,916

See accompanying notes to financial statements.

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)     Description of Plan

The following description of Somerset Financial Services, a subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined-contribution multiple employer plan sponsored by Somerset Financial Services (the Company) for the benefit of its employees and those of Whipple & Company, PC (together, the Employer) who have met the eligibility requirements as set forth in the plan document. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Eligible participants may elect a salary reduction not to exceed 20% of their compensation from the Employer for each plan year subject to limitations imposed by the Internal Revenue Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer may contribute a matching contribution not exceeding 25% of the first 6% of participant compensation that the participant elects to defer. Additionally, the plan allows for a profit sharing contribution. Profit sharing contributions were 3% in 2002 and 2001.

(c)	Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in Employer contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. Effective January 1, 2002, a participant becomes 25% vested after two years of service and vests an additional 25% for each year of service thereafter and is 100% vested after five years of service. Prior to January 1, 2002, a participant became vested 20% after two years of service and vested an additional 20% for each year of service and was 100% vested after six years of service.

(d)	Participant Accounts

Each participant's account is credited for participant contributions and allocations of Employer contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e)	Forfeited Accounts

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures related to the employer match are used to reduce future contributions and forfeitures related to the discretionary match are reallocated to remaining plan participants. In 2002 and 2001, Employer contributions were reduced by $39,958 and $24,201, respectively, as a result of forfeited non-vested accounts. As of December 31, 2002, there were no forfeitures available to reduce future contributions.

4	(Continued)

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(f)	Benefits

Upon termination of service or retirement, participants will receive a lump sum payment equal to the value of their accounts to the extent vested as of the last valuation date before the distribution. The lump sum distribution shall be payable as soon as feasible after completion of the Plan valuation for the valuation period in which the event giving rise to the distribution occurred.

(g)	Participant Loans

The Plan allows for loans to be made to active plan participants. The maximum amount a participant may borrow may not exceed one-half of the vested value of the participant's account, up to $50,000, less the participant's highest outstanding loan amount during the prior twelve months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed interest rate at the prevailing prime rate plus one percent based on the prime rate at the date of the inception of the loan. The interest rate on the participant loan outstanding December 31, 2002 was 6.75%. Principal and interest are paid through bi-weekly payroll deductions.

(h)	Expenses

The majority of the Plan's expenses are paid by the Employer.

(2)     Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Investments

Investments are managed on behalf of the Plan under the terms of an agreement between the Plan and SEI Private Trust, Trustee of the Plan.

Investments in common stocks, bonds, and mutual funds are stated at their quoted market value. Investment transactions are recorded on a trade-date basis. Loans are recorded at cost which approximates fair value.

(c)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and has since applied for a new tax determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and, accordingly, the related trust is tax-exempt as of the financial statement date.

5	(Continued)

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingencies. Actual results could differ from those estimates.

(3)     Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. The interest of the participants in Employer contributions and earnings thereon shall be fully vested upon termination of the Plan.

(4)     Investments

The following individual investments comprise at least five percent of the market value of net assets available for plan benefits as of December 31:

	2002		2001
Schering Plough Corp common stock	$	N/A	$179,050
SEI International Equity Fund		322,344	N/A
SEI Liquid Asset Prime Obligation Fund		240,884	N/A
SEI Small Cap Growth Fund		260,219	N/A
SEI Small Cap Value Fund		324,880	N/A
SEI Large Cap Growth Fund		424,619	N/A
SEI Large Cap Value Fund		473,409	N/A
SEI Core Fixed Income Fund		594,942	N/A
Self Directed Brokerage Account		270,779	N/A

During 2002 and 2001, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in market value as follows:

	2002	2001
Mutual funds	$(512,046)	$(356,648)
Common stocks	(252,505)	(3,967)

	$(764,551)	$(360,615)

6	(Continued)

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(5)     Related Party Transactions

Certain Plan investments are shares of mutual funds managed by SEI. SEI is the custodian of Plan assets and, therefore, transactions with these funds qualify as party-in-interest transactions.

The Plan sold real estate in 2001 to the spouse of an employee for $135,000. The real estate was valued at $135,000 by a local real estate broker. The carrying value of the real estate was $135,000. Consequently, no gain or loss was recognized on the transaction.

(6)     Non-exempt Transactions

During 2002, certain participant contributions were forwarded to the Trustee after the date required by the Department of Labor. Accordingly, the Employer made additional contributions representing imputed earnings for the period of time assets were held by the Employer.

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Party-in- interest	Identity	Description of investment	Shares	Current value
*	Common stock:
	First Indiana Corporation	Common stock (unitized)	7,987	$85,002
	Mutual Funds:
*	SEI Private Trust	SEI Diversified Conservative Fund	646	5,934
*		SEI Diversified Conservative Income	161	1,643
*		SEI Diversified Moderate Growth Fund	6,715	66,550
*		SEI Diversified Global Fund	8,465	77,028
*		SEI S&P 500 Index Fund	4,733	128,145
*		SEI International Equity Fund	44,339	322,344
*		SEI Small Cap Growth Fund	25,387	260,219
*		SEI Small Cap Value Fund	22,734	324,880
*		SEI Large Cap Growth Fund	30,725	424,619
*		SEI Large Cap Value Fund	31,772	473,409
*		SEI Core Fixed Income Fund	56,446	594,942
	Brokerage accounts:
	State Street	Self Directed Brokerage Account	270,779	270,779
	Cash and cash equivalents:
*	SEI Private Trust	SEI Liquid Asset Prime Obligation Fund	240,884	240,884
*	SEI Private Trust	SEI Treasury II Fund	29,643	29,642
	State Street	SSGA Money Market Fund	13,723	13,727

				$3,319,747

*	Participant loan	Loan Fund, (6.75% interest rate)	5,646	$5,646

See accompanying independent auditors’ report.

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN

Schedule of Nonexempt Transactions

Year ended December 31, 2002

( a )	( b )	( c )	( d )	( e )	( f )	( g )	( h )	( i )	( j )
Identity of Party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions including maturity date, rate of interest	Purchase price	Selling price	Lease Rental	Expenses incurred in connection with transaction	Cost of Asset	Current value of asset on transaction date	Net gain or (loss)
Somerset Financial Services, A subsidiary of First Indiana Corporation	Plan Sponsor	Loan to employer in the form of a late deposit of employee deferrals	N/A	N/A	N/A	N/A	N/A	$260	N/A

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan (Or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOMERSET FINANCIAL SERVICES, LLC A SUBSIDIARY OF FIRST INDIANA CORPORATION PROFIT SHARING AND 401(K) SAVINGS PLAN

Date: June 30, 2003	/s/ Joseph M. Richter

Joseph M. Richter, Chief Financial Officer